EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands, except ratios)

Pretax income (loss) from continuing operations	$(542,085)	$(722,861)	$1,064,699	$278,611	$(83,517)	$339,001

Add: Fixed charges	36,705	155,510	117,147	102,758	77,841	58,030
Add: Amortization of capitalized interest	3,058	9,116	11,448	11,784	9,095	5,107
Less: Capitalized interest	(5,081)	(25,051)	(16,165)	(10,952)	(12,135)	(10,785)
Earnings before fixed charges	$(507,403)	$(583,286)	$1,177,129	$382,201	$(8,716)	$391,353

Fixed charges:
Interest expense (1)	$31,088	$128,149	$98,554	$89,711	$63,720	$45,849
Capitalized interest	5,081	25,051	16,165	10,952	12,135	10,785
Interest expense component of rent (2)	536	2,310	2,428	2,095	1,986	1,396
Total fixed charges	$36,705	$155,510	$117,147	$102,758	$77,841	$58,030

Ratio of earnings to fixed charges	—	—	10.0	3.7	—	6.7
Insufficient coverage	$544,108	$738,796	$—	$—	$86,557	$—

(1) Includes amortization of deferred financing costs and discount.
(2) Represents a reasonable approximation of the rental factor.